Exhibit 12.1

Kopin Corporation

Ratio of Earnings to Fixed Charges

(dollar amounts in thousands except for ratio)

(excludes discontinued operations for all periods)

	Fiscal Years Ended December
	2004	2005	2006	2007	2008
Earnings:
(Loss) income from continuing operations, before taxes	$(16,744)	$7,995	$(7,461)	$(10,254)	$4,188
Interest expense(1)	146	148	148	154	147

Total Earnings:	(16,598)	8,143	(7,313)	(10,100)	4,335

Fixed Charges:
Interest expense (1)	146	148	148	154	147

Total Fixed Charges:	$146	$148	$148	$154	$147

Ratio of Earnings to Fixed Charges	N/A	55.2	N/A	N/A	29.4
Excess (deficiency) of earnings to Fixed Charges	$(16.568)	$8,143	$(7,313)	$(10,100)	$4,335

(2)	Kopin Corporation has no debt beyond normal trade payables. Interest expense represents an estimate of the interest portion of our rent expense incurred under operating leases.